Mirant Corporation
1155 Perimeter Center West, Atlanta, Georgia 30338-5416
T 678 579 5000 F 678 579 5001 U www.mirant.com

May 12, 2008

Mr. Michael Moran

Branch Chief Accountant

United States Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

RE:     Mirant Corporation

            File No. 1-16107

            Form 10-K for the year ended December 31, 2007

            Filed on February 29, 2008

            Mirant North America, LLC

            File No. 333-134722

            Form 10-K for the year ended December 31, 2007

            Filed on March 10, 2008

Dear Mr. Moran:

This letter is being furnished on behalf of Mirant Corporation and Mirant North America, LLC in response to the comments of the Staff of the Securities and Exchange Commission (the “Commission” or the “Staff”) contained in a letter to Edward Muller, Chairman and Chief Executive Officer of Mirant Corporation, dated April 29, 2008, with respect to the above referenced filings. As used in this letter, “we,” “us,” “our,” the “Company” and “Mirant” refer to Mirant Corporation and its subsidiaries unless the context requires otherwise.

For your convenience, we have set forth the text of the Staff’s comments in full followed by our responses.

Securities and Exchange Commission

May 12, 2008

General

1.	In order to facilitate this review and reduce the number of comments we have not repeated comments for issues that may be applicable to Mirant North America, LLC. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

Response:

For Staff comments that apply to both Mirant Corporation and Mirant North America, LLC (“Mirant North America”), we have addressed the comment individually for each separate registrant. Additionally, where applicable, we have applied the Staff’s comments to our other public registrants, Mirant Americas Generation, LLC (“Mirant Americas Generation”) and Mirant Mid-Atlantic, LLC (“Mirant Mid-Atlantic”). In our responses, we have indicated the registrant(s) to which the comment applies.

Debt Obligations, Off-Balance Sheet Arrangements and Contractual Obligations, page 60

2.	Please revise your table of contractual obligations to include other long-term liabilities reflected on balance sheet. Refer to item 303 (a)(5) of Regulation S-K.

Applicable Registrants: Mirant Corporation, Mirant Americas Generation, Mirant North America and Mirant Mid-Atlantic

Response:

Other long-term liabilities reflected on the balance sheet of Mirant Corporation were $48 million as of December 31, 2007. We have considered the disclosure requirements of item 303 (a)(5) of Regulation S-K relating to contractual obligations. The amounts included in other long-term liabilities on the balance sheet that are cash obligations but, that are not already included within our table of contractual obligations total $8 million, or less than 0.1% of the $8.842 billion in total obligations presented as of December 31, 2007. As the other long-term liabilities not previously included in the table are not material, we propose to revise our table of contractual obligations prospectively to include these amounts.

The cash obligations included in the $48 million of other long-term liabilities on the consolidated balance sheet as of December 31, 2007, were the following:

•

a long-term contract retention payment of $27 million related to capital expenditures to comply with the Maryland Healthy Air Act. This amount is included in the table of contractual obligations in the 2007 Form 10-K in the $713 million shown for obligations related to the Maryland Healthy Air Act;

•	deferred compensation plans of $6 million; and

•	other miscellaneous liabilities of $2 million.

Securities and Exchange Commission

May 12, 2008

The non-cash items included in the $48 million of other long-term liabilities on the consolidated balance sheet as of December 31, 2007, were the following:

•	deferred revenue of $10 million; and

•	deferred rent expense of $3 million.

In order to illustrate the revised prospective disclosure, we have included a revised table as of December 31, 2007, of contractual obligations and the accompanying notes as Exhibit 1. In this table, we have included the $6 million of deferred compensation and $2 million of other miscellaneous liabilities in the “Other” line item for 2009.

In addition, we have made the following modifications to the disclosure that follows the table of contractual obligations in Exhibit 1. We will also include these revisions in our prospective disclosures.

•

The description of other operating commitments now includes a specific reference to FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109 (“FIN 48”) liabilities, which were reflected in other operating obligations and the cash items discussed above.

•

The addition of disclosure, that the contractual obligations table does not include our derivative obligations which are discussed in Note 3 – Accounts Receivable and Notes Receivable to our consolidated financial statements, our liability for pension obligations which are discussed in Note 8 – Employee Benefit Plans to our consolidated financial statements and asset retirement obligations which are discussed in Note 9 – Asset Retirement Obligations to our consolidated financial statements.

The other long-term liabilities included on the consolidated balance sheets of Mirant Americas Generation, Mirant North America and Mirant Mid-Atlantic as of December 31, 2007, were $40 million, $40 million and $28 million, respectively. The cash obligations included in other long-term liabilities but not disclosed within the table of contractual obligations for Mirant Americas Generation, Mirant North America and Mirant Mid-Atlantic were $1 million, $1 million and zero, respectively. The amounts were not material; therefore, we propose to revise the tables of contractual obligations for the three subsidiary registrants prospectively to include other long-term liabilities, as appropriate.

Critical Accounting Estimates, page 66

3.

Please revise your disclosures to include sensitivity analysis and other quantitative information when it is reasonably available. You should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. For additional guidance, refer to Item 303 of Regulation S-K as well as section five of the Commission’s Interpretive Release on

Securities and Exchange Commission

May 12, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Applicable Registrants:	Asset Retirement Obligations: Mirant Corporation, Mirant Americas Generation, Mirant North America and Mirant Mid-Atlantic

Stock-Based Compensation: Mirant Corporation

Response:

We considered Item 303 of Regulation S-K as well as section five of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations, and we consider our disclosures to be compliant. Prospectively, we intend to enhance our disclosure to provide more meaningful sensitivity information in the Asset Retirement Obligations and Stock-Based Compensation sections of our Critical Accounting Estimates. We included the updated disclosures within Mirant Corporation’s Form 10-Q for the three months ended March 31, 2008, which was filed on May 8, 2008. Due to the lack of historical experience in settling asset retirement obligations and granting stock options, at this time we do not have a basis on which to provide information regarding the accuracy of our past estimates and assumptions. We do not currently anticipate that any of our Critical Accounting Estimates are reasonably likely to change in the future.

In Mirant Corporation’s Form 10-Q for the three months ended March 31, 2008, we revised our Asset Retirement Obligations disclosure to include a sensitivity analysis around the inflation assumptions used to escalate current costs to the expected retirement date and the discount rate assumption used to determine the present value of those costs. For example, a 1% increase in our rate of inflation would result in an approximate $4 million increase in the asset retirement obligation recorded on our consolidated balance sheet as of March 31, 2008, and a 1% change in our discount rate would result in an approximate $5 million change to our recorded obligation. We plan to include sensitivity analysis disclosure regarding Asset Retirement Obligations within the Form 10-Q’s to be filed on May 14, 2008, for Mirant Americas Generation, Mirant North America and Mirant Mid-Atlantic.

In addition, in Mirant Corporation’s Form 10-Q for the three months ended March 31, 2008, we revised our Stock-Based Compensation disclosures to include a sensitivity analysis around the volatility assumption of our stock option valuation and the estimated average annual forfeiture rate. A 10% increase in the expected volatility would result in an increase of less than $1 million in the recognized compensation expense for the three months ended March 31, 2008. A 1% increase in the forfeiture rate would result in a decrease of less than $1 million in the recognized compensation expense for the three months ended March 31, 2008.

Consolidated Statements of Operations, page F-3

4.

Explain to us how you reached the conclusion that the misstatement and ultimate revisions to your 2006 statement of operations discussed in note 2 to your financial statements were not material, in particular the adjustment made to the tax provision which reduced the benefit by approximately 4.8% for 2006. In this regard, we also noted adjustments to multiple line items to the 2006 and 2005 consolidated statements of operations that were not discussed in note 2.

Securities and Exchange Commission

May 12, 2008

Please explain why these reclassifications were not discussed in the note. Refer to Chapter 2 of ARB No. 43. Furthermore, explain to us the nature of such prior period adjustments and provide to us the entries made to record the reclassifications with the related detailed explanations. Provide the listing of adjustments on a gross basis to the extent any material reclassifications were netted.

Applicable Registrant: Mirant Corporation

Response:

In evaluating the misstatements and ultimate revision to our 2006 statement of operations, we considered the guidance of SEC Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) and Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). We analyzed the adjustment to the tax provision from both a quantitative and qualitative perspective as prescribed in SAB 99.

This classification error between income from continuing operations and income from discontinued operations had no effect on net income or ending equity as of December 31, 2006. Accordingly, there is no rollover effect of the misstatement, nor does the misstatement affect any prior or subsequent filings. The misstatement does not affect the balance sheet at December 31, 2006, as the related deferred taxes were properly stated. Therefore, we determined that the 4.8% misstatement of the tax benefit from continuing operations was not quantitatively material.

In evaluating the adjustment qualitatively, we considered the following factors:

•

Does it mask a change in earnings or other trend? This adjustment does not affect net earnings. After the adjustment, there was no change in the amount of net income for the year ended December 31, 2006.

•	Does it hide a failure to meet analyst expectations? The Company presents the following key metrics in its quarterly analyst presentations:

(1)	Adjusted EBITDA – Adjusted EBITDA is earnings before interest, taxes, depreciation and amortization, adjusted for non-recurring items such as mark-to-market gains/losses and asset impairments. As the misstatement is a tax-related adjustment, it does not affect reported Adjusted EBITDA.

(2)	Free Cash Flow – Free cash flow is measured as the cash generated by a company for a specific period that is available for distribution to the security holders of a company. To calculate free cash flow, net income is increased for depreciation and amortization taken in the period and then adjusted for changes in working capital and cash used to finance capital expenditures. As the misstatements did not affect net income or cash flow, there was no effect on free cash flow as a result of the adjustment.

(3)	Liquidity – The adjustment did not affect the capital or the cash needed to satisfy our debt obligations.

Securities and Exchange Commission

May 12, 2008

(4)	Equity – The adjustment did not affect net income; therefore, there was no effect on retained earnings.

(5)	Net Operating Losses – The adjustment did not affect the amount or our ability to utilize the net operating losses under §382(l)(6) of the Internal Revenue Code, which we elected on September 15, 2007.

•	Does it change a loss into income? The Company would have reported the same amount of net income at December 31, 2006, had the adjustment not occurred.

•	Does it affect compliance with loan covenants? The adjustment did not affect our compliance with loan covenants or other contractual requirements.

•	Does it conceal an unlawful transaction? The adjustment represents an unintentional accounting misstatement and does not conceal an unlawful transaction.

•

Does it result in an increase of compensation for management? The adjustment had no effect on Adjusted EBITDA, which is the financial metric used for determining bonus payouts. As a result, management compensation was not affected by the adjustment.

No additional qualitative factors discussed in SAB 99 were affected. Based on the above analysis, we determined that the adjustments to our 2006 consolidated statement of operations were not quantitatively or qualitatively material.

With regard to the adjustments to multiple line items in the 2006 and 2005 consolidated statements of operations included in the 2007 Form 10-K for Mirant Corporation, Mirant Americas Generation and Mirant North America, we considered the guidance in Chapter 2 of Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins (“ARB 43”). These adjustments included the reclassification of Mirant NY Gen, LLC, from continuing operations to discontinued operations in 2007, as a result of our sale of this entity in May 2007. In addition, the reclassification of gains related to business interruption insurance proceeds and emission credits sales within the consolidated statement of operations were made to conform with the presentation in the 2007 Form 10-K. Since these reclassifications were considered immaterial to the financial statements as a whole, we did not specifically address these items in Note 2 - Accounting and Reporting Policies. Please refer to Exhibit 2 which shows the reclassifications to the consolidated statements of operations for each of the three registrants for which reclassifications were made between their respective 2006 Form 10-Ks and their 2007 Form 10-Ks. In addition, please refer to Exhibit 3 which lists the reclassification journal entries reflected in the 2007 Form 10-K for both the 2006 and 2005 consolidated statements of operations.

5.	In accordance with paragraph 34 of SOP no. 90-7, earnings per share (EPS) should be presented during the bankruptcy period following all the provisions of SFAS no. 128. Paragraph 34 also notes that changes in the capital structure resulting from the plan of reorganization would be disclosed in the notes. Please explain to us your basis for not presenting EPS for 2005 here and in Selected Financial Data.

Applicable Registrant:	Mirant Corporation

Securities and Exchange Commission

May 12, 2008

Response:

For financial statements filed during the bankruptcy period, we presented earnings per share in accordance with paragraph 34 of AICPA Statement of Position No. 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”). Paragraph 34 is included in the portion of SOP 90-7 that specifically relates to “Financial Reporting During Bankruptcy Proceedings” and includes required disclosure if “it is probable that the plan will require the issuance of common stock or common stock equivalents, thereby diluting current equity interests.” The paragraphs in SOP 90-7 related to “Financial Reporting when Entities Emerge from Chapter 11 Reorganization” do not include specific guidance related to the presentation of EPS. As such, in determining our presentation of EPS for periods prior to the bankruptcy emergence that are included in filings after the bankruptcy emergence, we considered what was most relevant to investors, consulted with KPMG LLP, our independent auditors, and reviewed filings of other entities that had emerged from bankruptcy.

In Note 20 - Loss Per Share of our 2005 Form 10-K, we disclosed that upon our emergence (which for financial reporting purposes we recorded on December 31, 2005) our capital structure changed, including the cancellation of all previously existing common stock and the issuance of new common stock.

In Note 14 – Earnings Per Share of our 2007 Form 10-K, we continue to disclose that all shares of Mirant’s old common stock were cancelled pursuant to the plan of reorganization. We also disclose the issuance of 300 million shares of new common stock and two series of warrants pursuant to the plan of reorganization.

We do not think that the guidance set forth in paragraph 34 of SOP 90-7 was intended to be applied to financial statements issued after the effective date of a company’s plan of reorganization. While appropriate to include EPS for common stock that may be canceled in the future, we think it is misleading to our current stockholders to include EPS on the consolidated statements of operations or in Selected Financial Data that is based on common stock that was canceled in the past.

4. Financial Instruments, page F-17

6.	Derivative instruments appear material to your financial statements and executing your business plan. We noted that you enter into derivatives for trading purposes and to manage your sales and fuel supply. In this regard, please explain to us your consideration of presenting the price risk management assets and liabilities separately in the notes to your financial statements for those which economically manage the risk of the business versus those entered into for trading purposes. We noted the separate presentation of fair value of the proprietary trading portfolio on page 74 of your form 10-K. Lastly, we note your disclosure that the trading activities include, “other contractual arrangements.” Prospectively, please ensure that you discuss all arrangements the Company entered with regard to the trading activities. See paragraph 44 of SFAS no. 133.

Applicable Registrants:	Mirant Corporation, Mirant Americas Generation, Mirant North America and Mirant Mid-Atlantic

Securities and Exchange Commission

May 12, 2008

Response:

Our disclosures in Footnote 4 - Commodity Financial Instruments comply with paragraph 44 of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). These disclosures include both a qualitative and quantitative analysis regarding our use of derivatives, including those used for the management of fuel supply, power sales, and trading.

These qualitative disclosures explain, “The Company, through its proprietary trading and fuel oil management activities, attempts to achieve incremental returns by entering into energy contracts where it has specific market expertise or physical asset positions. Propriety trading and fuel oil management activities increase risk and expose the Company to risk of loss if prices move differently than expected.” We further state that we enter into a “variety of derivative financial and physical instruments to manage our exposure to the prices of the fuel we acquire for generating electricity, as well as the electricity that we sell. These include contractual agreements, such as forward purchase and sale agreements, futures, swaps and options.”

Our quantitative balance sheet disclosures present our price risk management assets and liabilities, current and noncurrent, as of the balance sheet date. As of December 31, 2007, substantially all of our electricity, gas, coal and oil contracts were used to economically hedge our price risk to these commodities in our generation of electricity. Our proprietary trading and fuel oil management activities are included in these amounts; however, net fair value of our proprietary trading and fuel oil management was only $4 million at December 31, 2007.

The presentation in Item 7A, Quantitative and Qualitative Disclosures about Market Risk (“Item 7A”) separately discloses proprietary trading and fuel oil management activities because we utilize a separate value-at-risk (“VaR”) for these activities. Therefore, we think it is appropriate to disclose separate net fair values for these activities in Item 7A .

Upon our adoption of SFAS No. 157, Fair Value Measurements (“SFAS 157”) on January 1, 2008, we expanded our disclosures to include supplemental quantitative information regarding the inputs used to value our price risk assets and liabilities. When we adopt SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - An Amendment of FASB Statement No. 133 (“SFAS 161”) on January 1, 2009, we will further expand our disclosures to include additional quantitative information regarding the objectives and strategy for using derivatives as economic hedges and their effect on our statements of operations, financial position and cash flows.

In our disclosure regarding trading activities, we noted that our disclosures around trading activities included “other contractual arrangements.” Prospectively, we will clarify these disclosures to include all arrangements that we have entered into with regard to our trading activities.

Securities and Exchange Commission

May 12, 2008

6. Long Term Debt, page F-22

Sources of Funds and Capital Structure, page F-24

7.	Prospectively, please quantify and disclose separately the amounts of restricted net assets for equity method investments and consolidated subsidiaries. Please refer to Rule 4-08(e)(3)(ii) of Regulation S-X.

Applicable Registrants:	Mirant Corporation, Mirant Americas Generation, Mirant North America and Mirant Mid-Atlantic

Response:

We will prospectively quantify and disclose separately the amounts of restricted net assets for equity method investments and consolidated subsidiaries.

8. Employee Benefit Plans, page F-28

8.	Please explain to us how you calculate your market-related value of plan assets as discussed in paragraph 30 of SFAS 87. Since you have a choice and the method by which you calculate market-related value can have an impact on net income, please disclose your accounting policy.

Applicable Registrant:	Mirant Corporation

Response:

Under the provisions of paragraph 30 of SFAS No. 87, Employers’ Accounting for Pensions (“SFAS 87”), the market-related value of plan assets shall be either fair value or a calculated value that recognizes changes in fair value. We consistently determine the market-related value of our pension plan assets using fair value. In future filings, we will clarify the method used to determine the market-related value of our pension plan assets.

9.	Please explain to us how you account for equity awards given to employees who are retirement eligible. Please revise future disclosure accordingly.

Applicable Registrant:	Mirant Corporation

Response:

We acknowledge that under SFAS No. 123(R), Share Based Payment (“SFAS 123(R)”), that compensation costs associated with stock-based awards to retirement eligible employees, who would completely vest upon retirement, should be entirely expensed at the time the award is granted, rather than being expensed ratably over the vesting period. We evaluated this provision as part of our adoption of SFAS 123(R) and determined that it has an immaterial effect on our compensation expense based on our employee population. Due to attrition and changes in senior management, we

Securities and Exchange Commission

May 12, 2008

have very few employees that receive stock-based awards that also meet the criteria for retirement eligibility (having reached age 62 and completed 10 years of service) for Mirant now or in the near future. Because it is immaterial, we record stock-based compensation expense related to retirement eligible employees over the respective vesting period of each award consistent with the methodology for employees who are not retirement eligible. As of December 31, 2007, there were five employees who were retirement eligible and had unvested stock-based grants. As a result of our accounting treatment, our cumulative compensation expense was understated by approximately $35,000 as of December 31, 2007. We will continue to evaluate the effect of our expense methodology on the financial statements at each significant grant date and will reconsider our accounting treatment if such amounts become material.

10.	Prospectively, please disclose the tax benefit recognized for your restricted stock awards. See paragraph A240g.1(a) of SFAS no. 123(R). If applicable, please disclose any compensation cost capitalized. See paragraph A240.g(1)(b) of SFAS no. 123(R).

Applicable Registrant:	Mirant Corporation

Response:

For the periods presented in the 2007 Form 10-K of Mirant Corporation, with regard to the disclosure requirements of paragraph A240.g.1 (a) of SFAS 123(R), we did not recognize any tax benefits related to restricted stock awards since we are in a net operating loss position and have a full deferred tax asset valuation allowance. Therefore, no amount was separately disclosed. In future filings, we will disclose any tax benefits pursuant to paragraphs 63 and A94 (footnote 82) of SFAS 123(R) related to restricted stock awards, if they arise.

In addition, with regard to the disclosure requirements of paragraph A240.g.1 (b) of SFAS 123(R), we have not capitalized any compensation costs for share-based payment arrangements. Therefore, no amount was separately disclosed. However, if we do capitalize any share-based compensation costs at a future date, we will make appropriate disclosure in our filings.

10. Commitments and Contingencies, page F-41

11.	Provide to us your FIN 46 (R) evaluation of the leases involving the Morgantown and Dickerson baseload units. In this regard, please explain to us the legal structure of the entity which holds the leases, if any residual value guarantees are present, and the substantive participation rights with regard to the risks and rewards associated with ownership in the leased properties. In this regard, explain who has responsibility for repairs, maintenance, and capital improvements of the baseload units. Please be detailed in your response.

Applicable Registrants:	Mirant Corporation, Mirant Americas Generation, Mirant North America and Mirant Mid-Atlantic

Securities and Exchange Commission

May 12, 2008

Response:

The following is a summary of the lease structure of our Morgantown and Dickerson baseload units and our analysis under FIN 46(R), Consolidation of Variable Interest Entities—An Interpretation of ARB No. 51 (“FIN 46(R)”). Also, please refer to our comment response letter to the Commission dated March 14, 2003, for additional details related to the structure of these leases.

FIN 46(R) Analysis

We account for the leases of the Morgantown and Dickerson baseload units as operating leases in accordance with SFAS No. 13, Accounting for Leases (“SFAS 13”). According to paragraph B24 of FIN 46(R), “Receivables under an operating lease are assets of the lessor entity and provide returns to the lessor entity with respect to the leased property during that portion of the asset’s life that is covered by the lease. Most operating leases do not absorb variability in the fair value of an entity’s net assets because they are a component of that variability. Guarantees of the residual values of leased assets (or similar arrangements related to leased assets) and options to acquire leased assets at the end of the lease terms at specified prices may be variable interests in the lessor entity….” Operating leases generally are not variable interests as long as they were entered into at market terms and do not include a residual value guarantee or off-market purchase option.

We concluded that further evaluation of the lessors owning these assets is not necessary because the leases do not constitute variable interests as they were entered into at market terms with no residual value guarantee or off-market purchase options, or other provisions that create a variable interest in the Owner Lessors.

Structure

In 2000, 11 special purpose Delaware limited liability companies (the “Owner Lessors”) acquired undivided interests in the Dickerson and Morgantown baseload units. After the Owner Lessors acquired their respective undivided interests, they leased these undivided interests to Mirant Mid-Atlantic under 11 separate facility lease agreements (each, a “Facility Lease”). The terms and conditions of each Facility Lease are substantially similar. As part of the lease transactions, Mirant Mid-Atlantic leased to each Owner Lessor an interest in certain parcels of land on which the Morgantown and Dickerson facilities are located, which interests were simultaneously subleased back to Mirant Mid-Atlantic.

Each Owner Lessor is a wholly-owned subsidiary of one of nine Delaware limited liability companies (the “Owner Participants”), each of which is a wholly-owned subsidiary of one of three institutional investors (the “Equity Investors”), Verizon Capital Corporation, JP Morgan and Union Bank of California. Mirant has not invested any equity in any of the Owner Lessors or Owner Participants, and none of the Equity Investors (or their subsidiaries involved in the lease transactions) are related parties of Mirant or any of its subsidiaries.

The equity funding by the Owner Participants (plus transaction expenses of $22.5 million paid by the Owner Participants) was approximately $299 million. The issuance and sale of three series of pass through notes (the “Notes”) raised the remaining $1.224 billion. All the Owner Lessors made initial substantive capital investments of between 15.9% and 19.9% of the fair value of their undivided interest in the generating facilities.

Securities and Exchange Commission

May 12, 2008

One pass through trust (a “Pass Through Trust”) was created for each of the three series of Notes. Each Pass Through Trust used its share of the proceeds of the offering of the Notes to purchase the corresponding series of lessor notes issued by each Owner Lessor (the “Lessor Notes”). The Lessor Notes held in the Pass Through Trusts represent in the aggregate the entire debt portion of the lease financing. Mirant Mid-Atlantic does not guarantee the Lessor Notes.

Lease Terms

We reviewed the following terms of the Facility Lease to determine that a residual value guarantee or off-market purchase option is not included and that there are no other provisions that create a variable interest in the Owner Lessors.

Rent. Rent payable under each lease consists of periodic lease rent, which is payable with respect to the basic lease term; renewal rent, which is payable with respect to any renewal lease term; and supplemental rent, which includes Mirant Mid-Atlantic’s payment obligations arising out of the operative documents, other than periodic lease rent and renewal rent, to the Owner Lessor or any other person. There is no profit sharing and no other substantive participation rights with regard to the risk and rewards associated with ownership in the leased properties.

Basic Lease Term and Renewals. The basic lease terms for the Dickerson and Morgantown leased facilities, which commenced on December 19, 2000, are for 28  1/2 and 33  3/4 years, respectively. Upon not less than 18 months notice, and provided no event of default is existing thereunder, Mirant Mid-Atlantic may elect to renew a Facility Lease utilizing either (i) a Wintergreen Renewal Option (which provides for two possible renewal terms) or (ii) a Fair Market Value Renewal Option. Under the Wintergreen Renewal Option , Mirant Mid-Atlantic may elect to renew provided (x) the aggregate of the initial lease term and the first Wintergreen Renewal lease term is expected not to exceed 75% of the estimated useful life of the respective facility, and (y) at the end of the proposed first Wintergreen Renewal lease term, the estimated fair market value of the facility is expected to be no less than $60 million for Dickerson and $240 million for Morgantown, each as determined by an independent appraiser. The Facility Leases also provide for a second Wintergreen Renewal lease term under the same conditions. Alternatively, after the initial terms or any renewal lease term, Mirant Mid-Atlantic may elect to renew all of the Facility Leases related to a facility for a “FMV Renewal Lease Term” that extends for no less than two (and no more than five) years.

Rent payable during the Wintergreen Renewal lease terms shall be the lesser of (i) fair market rental value and (ii) for the period that is within five years of the end of the basic lease term, 75% of the average periodic rent payable during the basic lease term and, for any period thereafter, 50% of the average periodic rent payable during the basic lease term. Rent payable during a FMV Renewal Lease Term shall be (i) if there has been a first Wintergreen Renewal lease term, the fair market rental value or (ii) if there has not been a first Wintergreen Renewal lease term, 105% of the fair market rental value for the period that is within five years of the end of the basic lease term and, for any period thereafter, the fair market rental value.

Securities and Exchange Commission

May 12, 2008

The terms of the transaction were entered into by Mirant Mid-Atlantic and the independent Owner Lessors. Appraisals performed by independent valuation specialists at the time of the transactions support the conclusion that the Facility Leases were entered into at market terms.

Termination for Burdensome Events. Mirant Mid-Atlantic has the option to terminate the applicable Facility Lease upon certain events, including if a change in law causes it to become illegal for Mirant Mid-Atlantic to continue the Facility Lease or if an event gives rise to certain indemnity obligations by Mirant Mid-Atlantic and the indemnity obligation can be avoided by termination of such Owner Lessor’s undivided interest in the leased facility. In the event of a termination for a burdensome event, the Owner Lessors have the right, but not the obligation, to sell the leased facility, subject to Mirant Mid-Atlantic’s right of first refusal. In addition, Mirant Mid-Atlantic has the right, but not the obligation, to purchase the leased facility. Upon termination, Mirant Mid-Atlantic must pay the Owner Lessors the stipulated termination value less the amount of any qualifying cash bid, plus expenses accrued and payable to the Owner Lessor.

It is highly unlikely that any potential regulations would be significant enough to trigger the buyout clause. It is our view that there is only a remote possibility that this clause will be elected and that it does not represent a residual value guarantee or off-market purchase option, or otherwise create a variable interest in the Owner Lessors.

Termination in an Event of Loss. Upon the occurrence of (i) losses due to destruction of the facility or due to damage that renders repair uneconomic, (ii) damage to the facility that results in an insurance settlement on the basis of a total loss, (iii) seizure, condemnation, confiscation or taking of the facility by a governmental authority, and (iv) if elected by the Owner Participant, the Mirant Mid-Atlantic lease transactions or participants become subject to any rate of return regulation imposed by a governmental authority, Mirant Mid-Atlantic must pay to the Owner Lessor the termination value plus all accrued and unpaid sums payable under the Facility Leases and reasonable documented out of pocket costs and expenses of the Owner Lessor. Alternatively, if an event of loss described in clauses (i) or (ii) occurs, and Mirant Mid-Atlantic does not elect to rebuild or replace the facility, Mirant Mid-Atlantic can terminate the Facility Lease and purchase the facility by paying the applicable termination value plus certain other amounts. Upon payment of the foregoing, the Owner Lessor shall transfer its interest to Mirant Mid-Atlantic (or its designee), “as is” and “where is.” Notwithstanding the foregoing, in the event of an event of loss under clauses (iii) and (iv) above, Mirant Mid-Atlantic may, in lieu of making the payments described above, assume the Owner Lessor’s obligations under the Lessor Notes, pay the difference between the payment amount described above and the principal amount of the Lessor Notes, and acquire the Undivided Interest subject to the lien of the Lease Indenture.

We have insurance that would cover up to $400 million for each occurrence of damage, but it is unlikely that this amount would cover a total loss, at least in the early years of the agreements when the termination value would be greater than the coverage. However, engineering studies were conducted to determine the appropriate amount of insurance coverage that would cover all potential damage losses. A total loss is considered extremely unlikely based on historical information. Separately, we do not obtain insurance coverage for political risks as Morgantown and Dickerson are located in the United States. This lack of coverage is due to historical review showing that such a seizure by a governmental authority to be a remote possibility within the United States. Based on

Securities and Exchange Commission

May 12, 2008

the above, we view that there is only minimal exposure to loss due to the remote possibility that the event of loss clause will be triggered and therefore conclude that it does not represent a residual value guarantee or off-market purchase option, or otherwise create a variable interest in the Owner Lessors.

Termination for Obsolescence. Mirant Mid-Atlantic may terminate all of the Facility Leases with respect to any leased facility at any time on or after the seventh anniversary of the closing date (December 19, 2000) if Mirant Mid-Atlantic determines in good faith that the leased facility is otherwise economically or technologically obsolete or surplus to Mirant Mid-Atlantic’s needs or no longer useful in its trade or business. In the event of an early termination for obsolescence, Mirant Mid-Atlantic will, as non-exclusive agent for the applicable Owner Lessors, use commercially reasonable efforts to obtain bids and sell the applicable Owner Lessor’s interests in the obsolete, surplus or unusable leased facility on the termination date. Mirant Mid-Atlantic, nor any of its affiliates, may purchase the leased facility. Alternatively, in the event Mirant Mid-Atlantic exercises its early termination option, any Owner Lessor may elect to retain rather than sell the undivided interest, in which case Mirant Mid-Atlantic shall pay to that Owner Lessor on the termination date all rent and other amounts then owing, and the applicable Facility Lease shall terminate.

Mirant does not foresee any circumstance that would cause the facilities to become economically or technologically obsolete. Based on forward projections, it is a much more feasible and economical option to make capital improvements before electing to terminate under this clause. It is our view that there only a remote possibility that this clause will be elected and that it does not represent a residual value guarantee or off-market purchase option, or otherwise create a variable interest in the Owner Lessors.

Return Conditions. Upon return of the facility upon expiration of the Facility Leases, the condition of the applicable facility is required to meet certain operational standards, including the facility must be in as good condition as it would have been if maintained in accordance with the Facility Lease. The facility must also have at least the capacity and the functional ability to generate electricity substantially at the ratings for which it was designed after taking into account normal degradation and improvements required to be made under the Facility Lease. In addition, the Dickerson facility (but not the Morgantown facility) must be able to meet the capacity and ability standard of the previous sentence in compliance with environmental laws. Mirant Mid-Atlantic may satisfy such condition if (i) it pays to the Owner Lessor, on an after-tax basis, the discounted difference of the actual cost of compliance over 110% of the projected emission compliance amount, or (ii) Mirant Mid-Atlantic offers to purchase the undivided interests at a price equal to the stipulated termination value. It is our view that, since the facilities are required to be maintained in accordance with prudent industry practices and applicable laws and regulations, the return conditions do not represent a residual value guarantee or off-market purchase option, or otherwise create a variable interest in the Owner Lessors.

Securities and Exchange Commission

May 12, 2008

12. Bankruptcy Related Disclosures, page F-47

12.	Please explain to us why the estimated claims and losses on rejected and amended contracts went down from $164 as disclosed in your 2005 Form 10-K to $72 as disclosed in your 2007 Form 10-K for the 2005 period.

Applicable Registrants:	Mirant Corporation, Mirant Americas Generation and Mirant North America

Response:

The decrease of $92 million in estimated claims and losses on rejected contracts for Mirant Corporation (from $164 million as disclosed in our 2005 Form 10-K to $72 million as disclosed in our 2007 Form 10-K) relates to two subsidiaries whose financial results were reclassified to income from discontinued operations, net in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (“SFAS 144”), subsequent to the issuance of the 2005 Form 10-K. This reclassification was reported in our 2007 Form 10-K in Note 2 - Accounting and Reporting Policies, which discloses that the results of operations of our businesses and facilities that have been disposed of, and have met the criteria under SFAS 144 for such classification, have been reclassified to discontinued operations.

See Exhibit 4 for tables reconciling the estimated claims and losses on rejected contracts in the 2005 Form 10-K to the amounts in the 2007 Form 10-K for Mirant Corporation, Mirant Americas Generation and Mirant North America.

13. Stockholders’ Equity, page F-49

13.	We note that you issued Series A and Series B warrants which expire on January 3, 2011. In this regard, we were unable to identify where you recorded the warrants in your financial statements. Please explain how you allocated fair value to the issued warrants, how fair value was determined, and your subsequent accounting for the warrants to date taking into consideration the potential adjustments to the exercise price and number of warrants disclosed.

Applicable Registrant:	Mirant Corporation

Response:

We issued the Series A and Series B warrants (the “warrants”) in conjunction with our emergence from bankruptcy on January 3, 2006 (which for financial reporting purposes we recorded on December 31, 2005). The warrants were recorded at fair value upon issuance as permanent equity in additional paid-in capital on our consolidated balance sheet. We determined the fair value using a Black-Scholes option pricing model as the warrants were not yet traded in the market on the valuation date. Since the warrants are accounted for as permanent equity, we have not recognized any subsequent changes in fair value. We reflect the cash paid by warrant holders upon exercise as an increase to additional paid-in capital. The outstanding warrants are included in our calculation of diluted earnings per share using the treasury stock method in accordance with SFAS No. 128,

Securities and Exchange Commission

May 12, 2008

Earnings per Share (“SFAS 128”). We have not had any adjustments to the exercise price or the number of warrants since their issuance.

Prospectively, we will include disclosures within our Stockholders’ Equity footnote that the warrants are included in additional paid-in capital on our consolidated balance sheet.

14.	We read your disclosure that the accelerated share repurchase program met the necessary criteria to be accounted for as equity. In this regard, we assume the forward purchase contract met all the elements of paragraph 11.a of SFAS no. 133. Furthermore, you must meet all the conditions set forth in paragraphs 12-32 of EITF Issue no. 00-19 in order to qualify for equity classification. Please confirm that your analysis considered these specific requirements of EITF Issue no. 00-19. Lastly, explain to us your analysis with regard to the forward contract being considered a participating security for purposes of earnings per share calculations. In this regard, please explain to us the terms of the forward contract and if there are any objectively determinable participation rights present within the forward contract.

Applicable Registrant:	Mirant Corporation

Response:

Based on our analysis, we determined that the accelerated share repurchase met all of the criteria for equity classification. We considered paragraph 11.a of SFAS 133, which allows for a scope exception from derivative accounting if (1) the contract is indexed to the Company’s own stock and (2) classified in stockholder’s equity in the statement of financial position. The forward contract in the accelerated share repurchase (“ASR”) agreement was indexed only to Mirant common stock and, therefore, the first criterion was met. We confirm that in analyzing the ASR agreement, we considered all of the criteria set forth in paragraphs 12-32 of EITF Issue No. 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock (“EITF 00-19”) and concluded that the forward contract should be accounted for as equity, thus satisfying the second criterion.

We analyzed the ASR agreement and determined that the counterparty, JP Morgan, has no participation rights. JP Morgan neither explicitly receives dividends through a direct pass through from the Company, nor implicitly receives dividends through the adjustments made to the settlement amount on termination or cancellation of the agreement. Pursuant to the terms of the agreement, the amount to be paid or received by the Company on termination of the ASR agreement cannot take into account changes in expected or actual dividends since the trade date.

The ASR agreement states that the Company shall not declare any dividend that has an ex-dividend date during the contract period. Additionally, the agreement provides for termination of the ASR agreement if the Company declares any cash dividend or distribution on shares of Common Stock that has a record date during the contract period. These factors led us to conclude that a participating security does not exist within this transaction. We contemporaneously reviewed the accounting for the ASR agreement with KPMG LLP, our independent auditors, who consulted with Mark Northan

Securities and Exchange Commission

May 12, 2008

and Matt Drucker from KPMG’s National Department of Professional Practice, and concurred with the accounting conclusions reached by the Company.

14.	Earnings per Share, page F-50

15.	Provide to us your accounting analysis which considered the potential dilutive impact of the settlement of the forward contract related to the accelerated share repurchase program. See EITF Issue no. D-72 and paragraph 29 of SFAS no. 128.

Applicable Registrant:	Mirant Corporation

Response:

The forward contract related to the accelerated share repurchase program allows us to settle in either cash or our common stock. In accordance with EITF Topic No. D-72, Effect of Contracts That May be Settled in Stock or Cash on the Computation of Diluted Earnings per Share, and paragraph 29 of SFAS 128, we have presumed the forward contract would be settled in shares of our common stock. Therefore, any contingently issuable shares to settle the forward contract would have been included in diluted earnings per share as of November 9, 2007, the date at which we entered into the forward contract. The results of our analysis, based on the ending stock price at December 31, 2007, led us to conclude that the settlement was antidilutive because if the contract was settled on December 31, 2007, we would have received an additional 130,534 shares of our common stock. Therefore, because settlement of the forward contract would have been antidilutive as of December 31, 2007, the effect of these shares was properly excluded from the diluted earnings per share calculation.

16. Quarterly Financial Data (Unaudited), page F-54

16.	Please ensure that your future disclosures describe the effect of any disposals and the effect and the nature of year-end or other adjustments which are material to the results of the last quarter as required by Item 302(A) of Regulation S-K. Please show us what your disclosure will look like revised.

Applicable Registrant:	Mirant Corporation

Response:

We will ensure that future disclosures include these descriptions. We have included Exhibit 5 to illustrate our revised disclosure.

Mirant North America, LLC

3. Related Party Arrangements and Transactions, page F-16

Securities and Exchange Commission

May 12, 2008

17.	Please explain to us why you have classified the Series A Preferred Shares as equity. In this regard, we noted scheduled redemption dates and specified redemption amounts. Refer to Rule 5-02.28 of Regulation S-X and ASR no. 268.

Applicable Registrant:	Mirant North America

Response:

The Series A Preferred Shares disclosed in the 2007 Form 10-K for Mirant North America are preferred shares held by a subsidiary of Mirant North America that have been issued by Mirant Americas, Inc. (“Mirant Americas”), the indirect parent of Mirant North America. In other words, Mirant Americas is the issuer that is required to redeem the Series A preferred shares at the specified dates and amounts disclosed in the notes to the Form 10-K. Therefore, we do not believe that Rules 5-02.28 of Regulation S-X and ASR No. 268 are applicable. Since Mirant North America holds a mandatorily redeemable security in its indirect parent, rather than classifying this security as an asset on the consolidated balance sheet, we have classified the security as contra-equity in accordance with EITF No. 98-2, Accounting by a Subsidiary or Joint Venture for an Investment in the Stock of Its Parent Company (“EITF 98-2”).

As requested in the comment letter, we hereby acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any under person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on the above referenced documents as originally filed, and we will be pleased to respond promptly to any requests for additional information. My phone number is (678) 579-5264 and my fax number is (678) 579-5590.

Sincerely,

By:	/s/ Thomas E. Legro
Thomas E. Legro
Senior Vice President and Controller

Securities and Exchange Commission

May 12, 2008

Exhibit 1

Debt Obligations, Off-Balance Sheet Arrangements and Contractual Obligations

Our debt obligations, off-balance sheet arrangements and contractual obligations as of December 31, 2007, are as follows (in millions):

	Debt Obligations, Off-Balance Sheet Arrangements and Contractual Obligations by Year
	Total	2008	2009	2010	2011	2012	>5 Years
Operating:
Mirant Mid-Atlantic operating leases	$2,133	$121	$142	$140	$134	$132	$1,464
Other operating leases	70	10	10	10	9	8	23
Fuel commitments	506	314	192	—	—	—	—
Long-term service agreements	31	2	2	2	2	5	18
Other	159	151	8	—	—	—	—

Investing:
Maryland Healthy Air Act	713	689	24	—	—	—	—

Financing:
Long-term Debt	5,222	379	243	245	1,012	174	3,169

Total payments	$8,834	$1,666	$621	$397	$1,157	$319	$4,674

Operating leases are off-balance sheet arrangements. These amounts primarily relate to our minimum lease payments associated with our lease of the Morgantown and Dickerson baseload units at our Mid-Atlantic facilities.

Fuel commitments primarily relate to long-term coal agreements and other fuel purchase agreements. As of December 31, 2007, our total estimated fuel commitments were $506 million. In addition, we have transactions for which commercial terms have been negotiated but for which contracts have not yet been executed. Individual transactions may or may not be binding prior to execution of a contract.

As of December 31, 2007, the total estimated commitments under Long-Term Service Agreements (“LTSAs”) associated with turbines were approximately $31 million. These commitments are payable over the terms of the respective agreements, which range from 10 to 20 years. These agreements have terms that allow for cancellation of the contracts by us upon the occurrence of certain events during the term of the contracts. Estimates for future commitments for the LTSAs are based on the stated payment terms in the contracts at the time of execution. These payments are subject to an annual adjustment for inflation.

Other includes open purchase orders less invoices received related to open purchase orders for general procurement of products and services purchased in the ordinary course of business. These include construction, maintenance and labor activities at our generating facilities. Other also

Securities and Exchange Commission

May 12, 2008

includes our postretirement benefit obligations, deferred compensation plans, FIN 48 liabilities and miscellaneous long-term liabilities.

Maryland Healthy Air Act commitments are contracts and open purchase orders related to capital expenditures that we will incur to comply with the limitations for SO2 and NOx emissions under the Maryland Healthy Air Act.

Long-term debt includes the current portion of long-term debt and long-term debt on the consolidated balance sheets. Long-term debt also includes estimated interest on debt based on the U.S. Dollar LIBOR curve as of December 31, 2007.

Securities and Exchange Commission

May 12, 2008

Exhibit 2

Mirant Corporation

Consolidated Statement of Operations

For the Year Ended December 31, 2005

(in millions)

	2006 10-K	Mirant NY Gen, LLC Reclassified to Discontinued Operations	Mirant Bowline, LLC Insurance Reclassification	Emission Credit Sales Reclassification	2007 10-K
Operating revenues	$2,646	$(21)	$(5)	$—	$2,620
Cost of fuel, electricity and other products	1,800	(10)	(5)	(1)	1,784

Gross Margin	846	(11)	—	1	836

Operating Expenses:
Operations and maintenance	698	(15)	—	—	683
Depreciation and amortization	135	—	—	—	135
Impairment losses	9	—	—	—	9
Loss (gain) on sales of assets, net	17	(1)	—	1	17

Total operating expenses	859	(16)	—	1	844

Operating Loss	(13)	5	—	—	(8)

Other Expense (Income), net:
Interest expense	1,404	—	—	—	1,404
Interest income	(9)	—	—	—	(9)
Gain on sales of investments, net	(45)	—	—	—	(45)
Other, net	63	—	—	—	63

Total other expense, net	1,413	—	—	—	1,413

Loss From Continuing Operations Before Reorganization Items and Income Taxes	(1,426)	5	—	—	(1,421)
Reorganization items, net	(18)	—	—	—	(18)
Benefit for income taxes	(18)	—	—	—	(18)
Minority interest	—	—	—	—	—

Loss From Continuing Operations	(1,390)	5	—	—	(1,385)

Income (Loss) from Discontinued Operations, net	99	(6)			93

Loss Before Cumulative Effect of Changes in Accounting Principles	(1,291)	(1)	—	—	(1,292)

Cumulative Effect of Changes in Accounting Principles	(16)	1	—	—	(15)

Net Loss	$(1,307)	$—	$—	$—	$(1,307)

Securities and Exchange Commission

May 12, 2008

Exhibit 2

Mirant Corporation

Consolidated Statement of Operations

For the Year Ended December 31, 2006

(in millions)

	2006 10-K	Mirant NY Gen, LLC Reclassified to Discontinued Operations	Deferred Tax Benefit Reclassification	2007 10-K
Operating revenues	$3,103	$(16)	$—	$3,087
Cost of fuel, electricity and other products	1,156	(5)	—	1,151

Gross Margin	1,947	(11)	—	1,936

Operating Expenses:
Operations and maintenance	609	(17)	—	592
Depreciation and amortization	137	—	—	137
Impairment losses	119	—	—	119
Gain on sales of assets, net	(49)	—	—	(49)

Total operating expenses	816	(17)	—	799

Operating Income	1,131	6	—	1,137

Other Expense (Income), net:
Interest expense	289	—	—	289
Interest income	(76)	—	—	(76)
Gain on sales of investments, net	(76)	—	—	(76)
Other, net	(38)	—	—	(38)

Total other expense, net	99	—	—	99

Income From Continuing Operations Before Reorganization Items and Income Taxes	1,032	6	—	1,038
Reorganization items, net	(163)	(1)	—	(164)
Provision (benefit) for income taxes	(578)	—	28	(550)
Minority interest	—	—	—	—

Income (Loss) From Continuing Operations	1,773	7	(28)	1,752

Income (Loss) from Discontinued Operations, net	91	(7)	28	112

Income Before Cumulative Effect of Changes in Accounting Principles	1,864	—	—	1,864
Cumulative Effect of Changes in Accounting Principles	—	—	—	—

Net Income	$1,864	$—	$—	$1,864

Securities and Exchange Commission

May 12, 2008

Exhibit 2

Mirant Americas Generation, LLC

Consolidated Statement of Operations

For the Year Ended December 31, 2005

(in millions)

	2006 10-K	Mirant NY Gen, LLC Reclassified to Discontinued Operations	Mirant Bowline, LLC Insurance Reclassification	Emission Credit Sales Reclassification	2007 10-K
Operating revenues – affiliate	$159	$—	$—	$—	$159
Operating revenues – nonaffiliate	2,808	(21)	(5)	—	2,782

Total operating revenues	2,967	(21)	(5)	—	2,941

Cost of fuel, electricity and other products – affiliate	187	—	—	—	187
Cost of fuel, electricity and other products – nonaffiliate	1,945	(10)	(5)	(1)	1,929

Total cost of fuel, electricity and other products	2,132	(10)	(5)	(1)	2,116

Gross Margin	835	(11)	—	1	825

Operating Expenses:
Operations and maintenance – affiliate, including restructuring charges	287	—	—	—	287
Operations and maintenance – nonaffiliate	375	(15)	—	—	360
Depreciation and amortization	115	—	—	—	115
Impairment loss	—	—	—	—	—
Loss (gain) on sales of assets, net	(1)	(1)	—	1	(1)

Total operating expenses	776	(16)	—	1	761

Operating Income	59	5	—	—	64

Other Expense (Income), net:
Interest expense – affiliate	23	—	—	—	23
Interest expense – nonaffiliate	759	—	—	—	759
Interest income – affiliate	—	—	—	—	—
Interest income – nonaffiliate	(6)	—	—	—	(6)
Gain on sales of investments	(44)	—	—	—	(44)
Other, net	(3)	—	—	—	(3)

Total other expense, net	729	—	—	—	729

Income (Loss) From Continuing Operations before Reorganization Items and Income Taxes	(670)	5	—	—	(665)
Reorganization items, net	85	—	—	—	85
Provision for income taxes	5	—	—	—	5

Income (Loss) From Continuing Operations	(760)	5	—	—	(755)

Loss From Discontinued Operations, net	(3)	(6)			(9)
Income before Cumulative Effect of Changes in Accounting Principles	(763)	(1)	—	—	(764)
Cumulative effect of changes in accounting principles	(16)	1			(15)

Net Loss	$(779)	$—	$—	$—	$(779)

Securities and Exchange Commission

May 12, 2008

Exhibit 2

Mirant Americas Generation, LLC

Consolidated Statement of Operations

For the Year Ended December 31, 2006

(in millions)

	2006 10-K	Mirant NY Gen, LLC Reclassified to Discontinued Operations	2007 10-K
Operating revenues – affiliate	$70	$—	$70
Operating revenues – nonaffiliate	3,203	(16)	3,187

Total operating revenues	3,273	(16)	3,257

Cost of fuel, electricity and other products – affiliate	133	—	133
Cost of fuel, electricity and other products – nonaffiliate	1,180	(5)	1,175

Total cost of fuel, electricity and other products	1,313	(5)	1,308

Gross Margin	1,960	(11)	1,949

Operating Expenses:
Operations and maintenance – affiliate, including restructuring charges	274	—	274
Operations and maintenance – nonaffiliate	277	(17)	260
Depreciation and amortization	122	—	122
Impairment loss	119	—	119
Gain on sales of assets, net	(9)	—	(9)

Total operating expenses	783	(17)	766

Operating Income	1,177	6	1,183

Other Expense (Income), net:
Interest expense – affiliate	—		—
Interest expense – nonaffiliate	289	—	289
Interest income – affiliate	(1)	—	(1)
Interest income – nonaffiliate	(39)	—	(39)
Gain on sales of investments	(74)	—	(74)
Other, net	(30)	—	(30)

Total other expense, net	145	—	145

Income From Continuing Operations before Reorganization Items and Income Taxes	1,032	6	1,038
Reorganization items, net	(163)	(1)	(164)
Provision for income taxes	5	—	5

Income From Continuing Operations	1,190	7	1,197

Income (Loss) From Discontinued Operations, net	10	(7)	3
Income before Cumulative Effect of Changes in Accounting Principles	1,200	—	1,200
Cumulative effect of changes in accounting principles	—	—	—

Net Income	$1,200	$—	$1,200

Securities and Exchange Commission

May 12, 2008

Exhibit 2

Mirant North America, LLC

Consolidated Statement of Operations

For the Year Ended December 31, 2005

(in millions)

	2006 10-K	Mirant NY Gen, LLC Reclassified to Discontinued Operations	Mirant Bowline, LLC Insurance Reclassification	Emission Credit Sales Reclassification	2007 10-K
Operating revenues – affiliate	$159	$—	$—	$—	$159
Operating revenues – nonaffiliate	2,808	(21)	(5)	—	2,782

Total operating revenues	2,967	(21)	(5)	—	2,941

Cost of fuel, electricity and other products – affiliate	187	—	—	—	187
Cost of fuel, electricity and other products – nonaffiliate	1,945	(10)	(5)	(1)	1,929

Total cost of fuel, electricity and other products	2,132	(10)	(5)	(1)	2,116

Gross Margin	835	(11)	—	1	825

Operating Expenses:
Operations and maintenance – affiliate, including restructuring charges	287	—	—	—	287
Operations and maintenance – nonaffiliate	375	(15)	—	—	360
Depreciation and amortization	115	—	—	—	115
Impairment loss	—	—	—	—	—
Loss (gain) on sales of assets, net	(1)	(1)	—	1	(1)

Total operating expenses	776	(16)	—	1	761

Operating Income	59	5	—	—	64

Other Expense (Income), net:
Interest expense – affiliate	23	—	—	—	23
Interest expense – nonaffiliate	759	—	—	—	759
Interest income – affiliate	—	—	—	—	—
Interest income – nonaffiliate	(6)	—	—	—	(6)
Gain on sales of investments	(44)	—	—	—	(44)
Other, net	(3)	—	—	—	(3)

Total other expense, net	729	—	—	—	729

Income (Loss) From Continuing Operations before Reorganization Items and Income Taxes	(670)	5	—	—	(665)
Reorganization items, net	85				85
Provision for income taxes	5				5

Income (Loss) From Continuing Operations	(760)	5	—	—	(755)

Loss From Discontinued Operations, net	(3)	(6)			(9)
Income before Cumulative Effect of Changes in Accounting Principles	(763)	(1)	—	—	(764)
Cumulative effect of changes in accounting principles	(16)	1	—	—	(15)

Net Loss	$(779)	$—	$—	$—	$(779)

Securities and Exchange Commission

May 12, 2008

Exhibit 2

Mirant North America, LLC

Consolidated Statement of Operations

For the Year Ended December 31, 2006

(in millions)

	2006 10-K	Mirant NY Gen, LLC Reclassified to Discontinued Operations	2007 10-K
Operating revenues – affiliate	$70	$—	$70
Operating revenues – nonaffiliate	3,203	(16)	3,187

Total operating revenues	3,273	(16)	3,257

Cost of fuel, electricity and other products – affiliate	133	—	133
Cost of fuel, electricity and other products – nonaffiliate	1,180	(5)	1,175

Total cost of fuel, electricity and other products	1,313	(5)	1,308

Gross Margin	1,960	(11)	1,949

Operating Expenses:
Operations and maintenance – affiliate, including restructuring charges	274	—	274
Operations and maintenance – nonaffiliate	277	(17)	260
Depreciation and amortization	122	—	122
Impairment loss	118	—	118
Gain on sales of assets, net	(9)	0	(9)

Total operating expenses	782	(17)	765

Operating Income	1,178	6	1,184

Other Expense (Income), net:
Interest expense – affiliate	1	—	1
Interest expense – nonaffiliate	143	—	143
Interest income – affiliate	(6)	—	(6)
Interest income – nonaffiliate	(39)	—	(39)
Loss (gain) on sales of investments	(74)	—	(74)
Other, net	(27)	—	(27)

Total other income, net	(2)	—	(2)

Income From Continuing Operations before Reorganization Items and Income Taxes	1,180	6	1,186
Reorganization items, net	(163)	(1)	(164)
Provision for income taxes	5	—	5

Income From Continuing Operations	1,338	7	1,345

Income (Loss) From Discontinued Operations, net	10	(7)	3
Income before Cumulative Effect of Changes in Accounting Principles	1,348	—	1,348
Cumulative effect of changes in accounting principles	—	—	—

Net Income	$1,348	$—	$1,348

Securities and Exchange Commission

May 12, 2008

Exhibit 3

Reclassification Journal Entries

2006 Journal Entries	Debit	Credit

Mirant NY Gen, LLC Reclassified to Discontinued Operations
Operating revenues - generation	15,584,889
Cost of fuel, electricity and other products		4,445,638
Operations and maintenance		17,377,602
Depreciation and amortization		30,240
Interest expense		165,743
Other, net		1,140
Reorganization items		460,499
Loss from discontinued operations	6,895,973

- On May 2, 2007, Mirant NY Gen, LLC was sold. In accordance with SFAS 144, the results of operations for all periods presented in the Form 10-K were reclassified to discontinued operations.

Deferred Tax Benefit Reclassification

Benefit for income taxes	28,350,000
Income from discontinued operations		28,350,000

- As disclosed in note 2 to the financial statements in the 2007 Form 10-K, the reclassification is a result of a misstatement in the historical tax basis of our Philippine business.

2005 Journal Entries

Mirant NY Gen, LLC Reclassified to Discontinued Operations

Operating revenues - generation	20,742,141
Cost of fuel, electricity and other products		10,244,361
Operations and maintenance		15,543,834
Impairment losses		325,806
Gain on sale of assets	140,968
Interest expense		6,918
Interest income	3,102
Other, net	16,997
Loss from discontinued operations	5,217,711

- On May 2, 2007, Mirant NY Gen, LLC was sold. In accordance with SFAS 144, the results of operations for all periods presented in the Form 10-K were reclassified to discontinued operations.

Mirant Bowline, LLC Insurance Reclassification

Operating revenue - generation	4,889,764
Cost of fuel, electricity and other products		4,889,764

- Reclassification of business interruption insurance proceeds income from operating revenue to cost of fuel, electricity and other products to conform to 2007 financial statement presentation.

Emission Credit Sales Reclassification

Cost of fuel, electricity and other products		1,746,250
Loss on sale of assets	1,746,250

- Reclassification of gain from sale of emission credits from cost of fuel, electricity and other products to gain on sale to conform to 2007 financial statement presentation.

Securities and Exchange Commission

May 12, 2008

Exhibit 4

Estimated Claims and Losses on Rejected and Amended Contracts

Year Ended December 31, 2005

(in millions)

	Mirant Corporation	Mirant Americas Generation, LLC	Mirant North America, LLC
2005 10-K	$164	$(110)	$(164)

Entities Reclassified to Discontinued Operations:
Mirant Las Vegas, LLC	(90)	—	—
Mirant Zeeland, LLC	(2)	(2)	(2)

2007 10-K	$72	$(112)	$(166)

Securities and Exchange Commission

May 12, 2008

Exhibit 5

16.	Quarterly Financial Data (Unaudited)

Summarized quarterly financial data is as follows (in millions):

	Quarters Ended
	March 31, 2007	June 30, 2007	September 30, 2007		December 31, 2007
	(in millions, except per share data)
Operating revenues	$352	$542	$717		$408
Operating income (loss)	(103)	(71)	318		(3)
Income (loss) from continuing operations	(133)	(83)	642		7
Income (loss) before cumulative effect of changes in accounting principle	(52)[1]	1,256 [2]	775	[3]	16
Net income (loss)	$(52)[1]	$1,256 [2]	$775	[3]	$16
Average shares outstanding	256	256	256		252
Income (loss) per share from continuing operations	$(.52)	$(.32)	$2.51		$.03
Income (loss) per share before cumulative effect of changes in accounting principle	(.20)	4.91	3.03		.06
Net income (loss) per share	$(.20)	$4.91	$3.03		$.06

In the third quarter of 2006, the Company commenced separate auction processes to sell its Philippine and Caribbean businesses and six of its U.S. gas-fired facilities. On May 1, 2007, the Company completed the sale of the six U.S. gas-fired facilities. On June 22, 2007, the Company completed the sale of its Philippine business and on August 8, 2007, the Company completed the sale of its Caribbean business. In addition, on May 7, 2007, the Company completed the sale of Mirant NY-Gen, LLC. The Company reclassified the related revenues and expenses of these businesses and assets to discontinued operations in the consolidated statement of operations.

1.)	Includes a curtailment gain on postretirement benefits of $32 million and an income tax benefit of $27 million related to adjustments in the estimated value of the net operating losses (“NOLs”) used to offset the taxable gain in 2007 related to the sale of the Philippine business.

2.)	Includes a gain of $8 million on the sale of Mirant NY-Gen, LLC, an impairment of $175 million to reduce the carrying value of the Lovett facility to its estimated fair value and an after-tax gain of $1.3 billion related to the sale of the Philippine business.

3.)	Includes a gain of $329 million related to the Settlement Agreement with Pepco, a gain of $62 million on the sale of the Caribbean business and a gain of $24 million related to the agreement regarding Wrightsville transmission credits.

Securities and Exchange Commission

May 12, 2008

	Quarters Ended
	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
	(in millions, except per share data)
Operating revenues	$957	$619	$963	$548
Operating income (loss)	481	153	282	221
Income from continuing operations	422	107	248	975
Income (loss) before cumulative effect of changes in accounting principle	467	99	(26)[1]	1,324	[2]
Net income (loss)	$467	$99	$(26)[1]	$1,324	[2]
Average shares outstanding	300	300	300	285
Income per share from continuing operations	$1.41	$.36	$.87	$3.42
Income (loss) per share before cumulative effect of changes in accounting principle	$1.56	$.33	$(.09)	$4.65
Net income (loss) per share	$1.56	$.33	$(.09)	$4.65

In the third quarter of 2006, the Company commenced separate auction processes to sell its Philippine and Caribbean businesses and six of its U.S. gas-fired facilities. The Company reclassified the related revenues and expenses of these businesses and assets to discontinued operations in the consolidated statement of operations.

1.)	Includes an impairment loss of $396 million to reduce the six U.S. natural gas-fired facilities to estimated fair value and an impairment of $120 million to reduce the carrying value of the Bowline unit 3 suspended construction project.

2.)	Includes $580 million recognized for continuing operations related to the release of the valuation allowance pertaining to deferred tax assets previously recorded including the estimated value of the NOLs be used to offset the 2007 taxable gain resulting from the sale and a gain of approximately $244 million on the New York property tax settlement.